Wireless Ronin Technologies, Inc.
5929 Baker Road, Suite 475
Minnetonka, MN 55345

VIA EDGAR	August 12, 2009

Kathleen Collins
Accounting Branch Chief
Mail Stop 4561
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wireless Ronin Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Forms 8-K Filed February 17, 2009 and May 7, 2009
File No. 001-33169

Dear Ms. Collins:

We are responding to your letter dated July 29, 2009.  Our responses follow the comments included in your letter, which are presented in boldface type.  From a disclosure perspective, we intend to address concerns raised in your comments in future periodic reports in accordance with the responses set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis or Plan of Operations

Results of Operations, page 36

1.
In the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor.  For example, you disclose that the increase in sales was the result of new customer relationships, the expansion of existing customer relationships and a full year of sales from your Canadian operations, offset by the loss of a large customer in 2007 but you give no indication as to the relative impact of each factor.  Please explain to us how you considered Section III.D of SEC Release No. 33-6835 and Section III.B of SEC Release No. 33-8350.  Note that this comment also applies to your discussion on changes to cost of sales and various operating expenses.

Response:   The Company discloses factors that contribute to material changes in its results of operations in order of their magnitude.    Although the Company did not quantify the individual impact of each source, the accompanying notes to the consolidated financial statements contained in the Company’s Annual Report on Form 10-K (the “10-K”) for the year ended December 31, 2008, provide additional disclosure which further helps to rank the relative importance and impact of each factor cited.

In future filings, when identifying two or more sources as factors that contribute to a material change in results of operations, the Company will continue to list the sources in the relative order of importance and impact and will quantify individual effects of multiple factors to the extent possible and meaningful.

Liquidity and Capital Resources

Operating Activities, page 40

2.
We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows.  This does not appear to contribute substantively to an understanding of your cash flows.  Rather, it repeats items that are readily determinable from the financial statements.  When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows.  These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows.  Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Response:  The Company did not provide explanations of the underlying drivers that affect cash flow as the fluctuations in our working capital accounts from period to period were considered either mere timing differences (i.e. receipt of payments from customers or payments to our vendors) or the result of an overall increase in revenue and expenses for the period.  The Company determined that none of the changes to its working capital accounts for the period presented was the result of a material change in the underlying drivers and, therefore, they were not necessary to disclose as prescribed in Section IV.B.1 of SEC Release 33-8350.

In the future filings, when discussing changes in working capital accounts within the operating activities of its cash flow, the Company will include discussions of any material underlying drivers.

Kathleen Collins
U.S. Securities and Exchange Commission
August 12, 2009

Consolidated Statements of Operations, page F-4

3.
Your disclosures indicate that for certain arrangements, the Company recognizes revenue pursuant to SOP 81-1.  Tell us the amount of revenues recognized using contract accounting for each period presented.  Also, tell us where you classify these revenues and related costs in your Consolidated Statements of Operations.  If you classify these revenues and related costs as a single line item (i.e. within “Services and other”) or allocate between products and services, please explain your basis of presentation or allocation methodology, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied.  Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your basis of presentation or allocation methodology and discuss the reasons for such presentation or allocation.

Response:  Revenue recognized using contract accounting for the years ended December 31, 2008, 2007 and 2006, totaled $2,827,000, $1,349,000 and $0, respectively.  The Company classified the revenue and associated cost on the “Services and Other” line within the “Sales” and “Cost of Sales” sections of the Consolidated Statement of Operations on page F-4 of the 10-K.  In all cases where the Company applied the contract method of accounting, the Company’s only deliverable was professional services, thus, the Company believes presenting the revenue on a single line is appropriate.  The Company’s presentation of revenue recognized on a contract completion basis has been consistently applied for all periods presented.

The Company will ensure future filings include a discussion regarding the basis of presentation or allocation methodology and the reasons for such presentation or allocation within the MD&A, Critical Accounting Policies and Estimates and footnote disclosures in accordance with Rule 5-03(b)(1) and (2) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1.  Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

4.
We note that you derive revenue from multiple element arrangements that include a combination of software products, system hardware, maintenance and support, or installation and training services in accordance with SOP 97-2.  Please describe your methodology for establishing vendor-specific objective evidence (“VSOE”) of fair value for each of your elements, the accounting literature you considered, and how you considered disclosing your policy in your revenue recognition footnote.  If VSOE is based on stated renewal rates then please tell us how you determined the renewal rates are substantive.  In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates.  Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand alone sales used to establish VSOE.  Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.).

Response:   The Company has established VSOE of fair value for each of its products and services as a result of the sale of each of these elements on a stand-alone basis.  The Company has an established history of selling individual monitors and media players. In addition, the Company routinely sells various service offerings individually, including installation, content creation and other professional services.  The Company’s fair value of software and licenses is based on normal pricing and discounts for the product when sold separately.  The fair value for purposes of determining VSOE for maintenance and support services is based upon the renewal rate the Company charges for post-contract support agreements.   The Company considered EITF 00-21 “Application Guidance” for purposes of determining the basis of establishing individual VSOE for each element.   The Company disclosed how VSOE of each element was determined and the applicable accounting literature used as a basis for this determination in Note 1 to Consolidated Financial Statements on page F-8 of the 10-K.

In the case of establishing VSOE for the Company’s software maintenance or post-contract support agreements, the Company applies the renewal rate which has historically been 20% of the software sales price.  Of the customers who renew their maintenance in the subsequent years, the Company has consistently charged all them at this rate, which supports the fair value and establishment of VSOE for the offer.

For those offerings on which VSOE is established on a stand-alone basis, the Company has substantiated VSOE through the stand-alone sale of hardware, which is comprised of screens or monitors and a media player.  The sale price of monitors can range from $1,500 to over $5,000 depending on the size and type.  Of the Company’s monitor sales, 90% are 42 inch screens at a sales price of approximately $1,500.  The sale price of a media player is approximately $1,000.  The volume generated in fiscal year 2008 for screens and media players was approximately 1,000 units each.

The other items sold on a stand-alone basis are our services. The Company charges from $80 to $150 per hour, depending on the type of services provided.  The volume of total hours worked during the fiscal year 2008 was approximately 25,000.  The billable rate is adjusted depending on the size and scope of the project. For instance, the Company usually provides a discount from its published billing rates for a larger project.  Also, the rate depends on the type of service offering. The hourly billing rate for content creation is typically significantly less ($80 to $100) than the rate charged for software development ($115 to $150).

Kathleen Collins
U.S. Securities and Exchange Commission
August 12, 2009

5.
We note in your disclosure that you defer revenue under the residual method for undelivered maintenance and support fees included in the price of software.  Reconcile this statement with your disclosure that “each element of [your] multiple element arrangements qualifies for separate accounting with the exception of undelivered maintenance and service fees.”  In this regard, explain how you utilize the residual method for elements that do not qualify for separate accounting.

Response:  The Company provides each of its customers a one-year software warranty, which includes technical support and rights to future upgrades/updates to our software. As a result, the Company applies the residual method of accounting whereby it defers 20% of the software sales price.  The deferred portion is recorded as “Deferred Revenue” and amortized over the one year period as “Services” revenue over the period provided.   The Company’s reference to “Undelivered maintenance and service fees” was unintentionally mislabeled as it should have referenced “Undelivered maintenance and support fees.”    Given that the second sentence in the last paragraph in Note 1 under the section “The Company recognizes revenue primarily from these sources:” on page F-8 of the 10-K references “Support fees,” which follows the reference to “Service fees,” we would not look to amend our 10-K, but rather address this in our subsequent filings.   All other elements, other than maintenance and support fees, qualify for separate accounting and do not utilize the residual method of accounting.

6.
We note that the Company records revenue from your SOP 81-1 contracts based on the percentage of services provided during the reporting period to total estimated services to be provided over the duration of the contract.  Please explain further what you mean by “services provided.”  In this regard, clarify whether you recognize revenue using input measures or output measures and tell us what specific measures are used to determine “services provided” (i.e. labor hours, service milestones, etc.).  Also, please consider revising your disclosures to more clearly describe how you measure progress to completion for the Company’s SOP 81-1 contracts.

Response:  The Company enters into contracts which provide technology integration consulting services, which designs/resigns, builds and implements new or enhanced system applications and related processes for clients.  The Company’s reference to “services provided” in Note 1 on page F-9 of the 10-K under the paragraph “Software design and development services” refers to the effort expended by the Company in the form of labor hours as outlined in the contract (input measures).  A typical contract will outline the services to be performed and an estimate of the number of hours to complete a particular project as part of a proposal or statement of work. If a project is not milestone based, the Company will make a determination of the revenue to be recognized based on the total hours worked during a reporting period as a percentage of the total estimated hours for the entire project.

The Company has also entered into other contracts which outline specific milestones as part of a statement of work.  These milestones usually involve the delivery of a particular phase of the project and customer acceptance.  The Company will defer revenue until each milestone has been delivered and the customer evidences acceptance by signing a customer certificate which signifies the completion of the milestone.

The Company plans to revise its disclosure in future filings to more clearly describe how our Company measures its progress for completion of SOP 81-1 contracts.  An example would be as follows:  The Company measures its progress for completion in accordance with SOP 81-1 based on either the hours worked as a percentage of the total number of hours of the project or by delivery and customer acceptance of specific milestones as outlined per the terms of the agreement with the customer.

Use of Non-GAAP Measures

7.
We note your use of non-GAAP measures in the Form 8-Ks filed February 17, 2009 and May 7, 2009 that exclude a number of items that appear to be recurring in nature.  Please revise to include the following disclosures pursuant to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:

•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures, which appear to exclude certain items that could be considered non-recurring in nature, especially since these measures appear to be used to evaluate performance.

Response:  The Company uses the non-GAAP financial measures to evaluate its performance against the performance of other companies in our industry that present similar non-GAAP financial measures and for purposes of determining incentive compensation. In addition, by factoring out the effects of unusual events, the non-GAAP financial measures provide a framework for measuring the Company’s ongoing operating performance against other similarly situated hardware and software companies’ ongoing operating performance.  The Company believes, as it relates to its consideration for excluding non-recurring items in Question 8 of the related FAQ, the items excluded for non-GAAP purposes are non-recurring in nature and therefore not representative of its operations on an ongoing basis.

Kathleen Collins
U.S. Securities and Exchange Commission
August 12, 2009

The Company also believes that the most material limitation associated with use of its non-GAAP financial measures is that the non-GAAP financial measures may not reflect the full economic impact of the Company’s activities and reliance on the non-GAAP measures may lead management to make a business decision with unintended economic results or unanticipated consequences for the Company’s GAAP financial results.  The Company believes that management compensates for these limitations by not relying exclusively on the non-GAAP financial measures, continuously reevaluating what non-GAAP adjustments are appropriate and regularly considering how to balance GAAP and non-GAAP financial measurements in evaluating the performance of the Company and paying incentive compensation.

Management believes the non-GAAP financial measures provide useful information to investors because such measures approximate the Company’s cash flow generation or usage.  The Company believes the ability to generate cash is an important aspect in the financial evaluation of our Company.  In future earnings releases, the Company will expand the disclosure related to non-GAAP financial measures to be consistent with the requirements of Answer 8 to the Commission’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

The Company intends to add such further explanations to its future disclosures pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

We acknowledge that:

•	our company is responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (952) 564-3525.

Sincerely,

/s/ Darin P. McAreavey
Darin P. McAreavey
Vice President and Chief Financial Officer

cc:           James C. Granger
  President and Chief Executive Officer
Scott N. Ross, Esq.
  Vice President, General Counsel and Secretary
Brett D. Anderson, Esq.